UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48467

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **ELE Wealth Advisors Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

18700 W 10 Mile Road, Suite 100

(No. and Street)

Southfield	Michigan	48075
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tammie Moore Parran	248-728-4283	tprran@eleadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jennifer Wray CPA PLLC

(Name – if individual, state last, first, and middle name)

800 Bonaventure Way, Suite 168	Sugar Land	Texas	77479
(Address)	(City)	(State)	(Zip Code)

11/30/2016	6328
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Tammie Moore Parran, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ELE Wealth Advisors, Inc., as of ____________, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



DESMOND JOHNSON
Notary Public, State of Texas
Comm. Expires 05-23-2024
Notary ID 130672654

Signature: Tammie Parran

Title:
CFO/FinOp

Desmond Johnson
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ELE WEALTH ADVISORS, INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,
FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
REQUIRED BY SEC RULE17A-5

YEAR ENDED DECEMBER 31, 2021

ELE WEALTH ADVISORS, INC.

CONTENTS

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the members of
ELE Wealth Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ELE Wealth Advisors Inc. as of December 31, 2021, the related statements of income, changes in Shareholder's equity, and cash flows for the year ended December 31, 2021, and the related notes and schedules. In our opinion, the financial statements present fairly, in all material respects, the financial position of ELE Wealth Advisors Inc. as of December 31, 2021 and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of ELE Wealth Advisors Inc.'s management. Our responsibility is to express an opinion on ELE Wealth Advisors Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to ELE Wealth Advisors Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedules I, II & III have been subjected to audit procedures performed in conjunction with the audit of ELE Wealth Advisors Inc.'s financial statements. The supplemental information is the responsibility of ELE Wealth Advisors Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplementary schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Jennifer Wray CPA PLLC

We have served as ELE Wealth Advisors Inc.'s auditor since 2022.
Sugar Land, Texas
March 15, 2022

ELE WEALTH ADVISORS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets

Cash and cash equivalents	$	146,028
Accounts receivable		15,734
Other current assets		94
Prepaid expenses		4,891
Right of Use Asset		3,000
Total Assets	$	169,747

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities

Accounts payable	$	13,662
Lease Liability		3,000
Tax Liability		11,556
Other Liabilities		5,782
Total current liabilities		34,000

Shareholder's Equity

Common stock, $0.001 par value, 60,000 shares authorized, zero shares issued and outstanding, 60,000 shares to be issued	60
Additional paid in capital	26,903
Retained earnings	108,784
Total shareholder's equity	135,747
Total liabilities and shareholder's equity	$ 169,747

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Income

Commissions and Fees Revenue	$	337,892
Interest Income		28
Total Income		337,920

Operating Expenses

Commissions	193,104
Accounting and audit fees	13,650
Professional liability insurance	7,872
Rent	12,000
Professional fees	15,734
Regulatory fees	18,639
Business license and permits	2,074
Bank service fees	483
Donations	25,000
Computer and internet expenses	231
Interest expense	0
Administrative services	7,200
Total operating expenses	295,987
Net Income	41,932

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.
STATEMENT OF SHAREHOLDER'S EQUITY
DECEMBER 31, 2021

Balance at December 31, 2020	$	93,815
Capital contributes by shareholder		
Net Income		41,932
Balance at December 31, 2021	$	135,747

See accompanying notes to financial statements.

ELE WEALTH ADVISORS, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	41,932
Changes in operating assets and liabilities:		
Accounts receivable		(12,702)
Accounts payable		7,751
Other current assets		4,160
Other current liabilities		(3,328)
Settlement Liability		
Prepaid expense		(1,268)
Net Cash Provided by Operating Activities		36,545

CASH FLOWS FROM INVESTING ACTIVITIES: -

CASH FLOWS FROM FINANCING ACTIVITIES:

Capital Contribution

Net Cash Provided by Financing Activities

Increase in cash		36,545
Cash and cash equivalents at beginning of year		109,483
Cash and cash equivalents at end of year	$	146,028

NON-CASH INVESTING AND FINANCING:

Change in right-of-use asset and operating lease liability	$	12,000

See accompanying notes to financial statements.
ELE WEALTH ADVISORS, INC.

NOTE 1 - NATURE OF OPERATIONS

ELE Wealth Advisors, Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Michigan corporation, with one shareholder formed in December 2012, and provides investment products to individuals and closely held businesses. The sole shareholder owns 100% of the Company. The Company is exempt from Rule 15c3-3 of the SEC under Paragraph (k)(1) of that rule.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:

Basis of accounting

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes which is in accordance with U.S generally accepted accounting principles and is required by the SEC and FINRA.

Cash and cash equivalents

For purposes of the statement of cash flows the Company considers cash in banks and all highly liquid debt instruments with maturity of three months or less at the date of purchase to be cash equivalents. The Company may maintain its cash in bank deposit accounts which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Use of accounting estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to the estimated amounts are recognized in the year in which such adjustments are determined.

Fair value measurements

The Financial Accounting Standards Board (F ASB) Accounting Standards Codification (ASC) Topic 820, Fair Value Measurement, defines fair value, establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are

based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the customer's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Fair value of financial instruments

In accordance with the reporting requirements of ASC Topic 825, Financial Instruments, the Company calculates the fair value of its assets and liabilities which qualify as financial instruments under this standard and includes this additional information in the notes to the financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of cash and accounts payable approximate their carrying amounts due to the nature and short maturity of these instruments.

Recent Accounting Pronouncements

Effective January 1, 2019, the Company adopted the provisions of ASU 2016-02, Leases (Topic 842), which superseded the existing guidance for lease accounting. ASU 2016-02 requires a modified retrospective approach for all leases existing at, or entered into after, the date of initial application that have a lease term greater than 12 months at lease commencement. The Company evaluated its existing vendor agreements, including its expense sharing agreement for the recognition criteria under this guidance. It was determined that as of DECEMBER 31, 2021 the Company is a lessee in an operating lease for office space subject to ASC 842, as disclosed in Note 4. Under the modified retrospective transition method, the Company recorded a Right-of-use asset and a Lease liability in the amount of $39,000 on January 1, 2019. As of DECEMBER 31, 2021, the Company's right-of-use asset and related lease liability totaled $3,000.

Revenue recognition and accounts receivable

The Company recognizes revenues from commissions generated from variable annuities and mutual funds sales on behalf of its clients. Revenues are recognized when earned. In the event of a commission chargeback, the Company reduces client commissions earned in the amount of the chargeback. Accounts and commissions receivable are carried at cost. No allowance for uncollectable accounts is required at DECEMBER 31, 2021 as management does not believe it is exposed to any risk of loss based upon its historical experience.

Customer concentrations

For the year ended DECEMBER 31, 2021, the Company had the following customer concentrations with respect to its revenues:

	Percentage of Revenue
Customer 1	32%
Customer 2	26%
Customer 3	11%
Customer 4	10%

Account receivable concentrations

For the year ended DECEMBER 31, 2021, the Company had the following concentrations with respect to its account receivables:

	Percentage of Receivables
Customer 5	61%
Customer 1	14%
Customer 6	12%

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effects of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company does not have a deferred tax asset as of December 31, 2021.

The Company follows FASB ASC 740, Accounting for Uncertainty in Income Taxes ("ASC 740"). ASC 740 creates a single model to address accounting for the uncertainty in income tax positions and prescribes a minimum recognition threshold a tax position must meet before recognition in the financial statements. The Company does not have a tax position meeting the criteria specified in ASC 740. The Company remains subject to examination by U.S. federal and state jurisdictions for years subsequent to 2013, and upon completion of these examinations (if undertaken by the taxing jurisdictions) tax adjustments may be necessary and retroactive to all open tax years.

ELE WEALTH ADVISORS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2021

NOTE 3 - CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires that aggregate indebtedness (as defined) shall not exceed fifteen times net capital (as defined). Rule l5c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed ten to one.

The following is a summary of the Company's net capital position on December 31, 2021.

Net capital	$130,857
Excess of net capital over requirements	$125,857
Aggregate indebtedness to net capital	19.27%

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company renewed its lease agreement with ELE Properties, Inc, an entity commonly owned by the sole shareholder, on April 1, 2017. The Company will pay $1,000 per month for office space through March 31, 2022. The Company paid $12,000 in rent, notated on the accompanying statement of operations, to ELE Properties, Inc during 2021.

The Company entered into an agreement with ELE Advisory Services, Inc., an entity commonly owned by the sole shareholder, on August 25, 2015 to pay $600 per month for the use of personnel to provide administrative services to the Company, beginning April 2016. The Company paid $7,200 for administrative services in 2021, reflected on the statement of operations.

The Company entered into a separate agreement with ELE Advisory Services, Inc, an entity commonly owned by the sole shareholder, on December 31, 2021 to pay reimbursement of the following expenses for the entity's cost of: $3,845 in expenses related to errors and omissions coverage through The Hartford noted as professional liability insurance on the statement of operations; $8,275 paid to D'Amura & Zaidman, PLLC and K&L Gates LLP, for legal services, noted as professional fees consulting; and $331 paid to National Compliance Consultants for compliance consultation services.

The Company entered into a separate agreement with ELE Advisory Services, Inc, an entity commonly owned by the sole shareholder, on DECEMBER 31, 2021 to receive reimbursement of the entity's cost of coverage for email archiving through Global Relay. The reimbursement was determined based on overall revenues divided by amount of business conducted by each entity to determine use of the expense item. In 2021, The Company was reimbursed $4,965 by ELE

Advisory Services, Inc. noted as computer and internet expenses on the statement of operations..

NOTE 5 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2021. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2021.

NOTE 6 - SECURITIES INVESTOR PROTECTION CORPORATION

The Securities Investor Protection Corporation (SIPC) supplemental report specified by rule 17a-5(e)(4) has not been submitted. ELE Wealth Advisors, Inc. is not a member of SIPC and is exempt from SIPC membership as it engages solely in the business of mutual funds and variable insurance and annuities.

NOTE 7 - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKER-DEALERS

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(1). The Company does not hold customer funds or securities.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of December 31, 2021.

NOTE 9- ANTI-MONEY LAUNDERING POLICIES AND PROCEDURES

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. On December 31, 2021 the Company had implemented such policies and procedures.

NOTE 10 - SUBSEQUENT EVENTS

There are no subsequent events to report.

<u>NOTE 11- COVID 19</u>

In March 2020, the World Health Organization (WHO) declared COVID-19 a global pandemic. This pandemic event has resulted in significant business disruption and uncertainty in both global and U.S. markets. While management believes the Company is in an appropriate position to weather the potential short-term effects of these world-wide events, the direct and long-term impact to the Company and its financial statements is undetermined at this time.

ELE WEALTH ADVISORS, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
AS OF DECEMBER 31, 2021

Net Capital

Shareholder's equity	$	135,748
Deduct shareholder's equity not allowed for net capital		-
Total shareholder's equity qualified for net capital		135,748
Additions/other credits:		-
Total shareholder's equity and allowable subordinated liabilities		135,748
Deductions/other charges:		
Prepaid assets		(4,891)
Total deductions/other charges		(4,891)
Tentative net capital		130,857
Haircut on trading securities		-
Net capital	$	130,857

Aggregate indebtedness

Accounts payable		13,662
Tax Liability		11,556
Total aggregate indebtedness	$	25,218

Computation of basic net capital requirement
Minimum net capital required $ 5,000

Excess of Net Capital Over Minimum Requirements $ 125,857

Ratio: aggregate indebtedness to net capital 19.27%

Net capital as reported on 4th Quarter FOCUS $ 130,857

Revised Net Capital as reported in the Annual Audit $ 130,857

ELE WEALTH ADVISORS, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT
PURSUANT TO RULE 15C3-3
AS OF DECEMBER 31, 2021

A computation for determination of reserve requirements as specified by rule 15c3-3 and rule 17a-5(d)(3) is not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(1). The Company does not hold customer funds or securities.

ELE WEALTH ADVISORS, INC.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENT PURSUANT TO RULE 15C3-3
AS OF DECEMBER 31, 2021

A information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) is not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(1). The Company does not hold customer funds or securities.

Jennifer Wray CPA PLLC

800 Bonaventure Way. Suite 168. Sugar Land, TX 77479
Tel: 281-923-7665 Email: jenniferwraycpa@yahoo.com PCAOB#6328

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
ELE Wealth Advisors, Inc

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ELE Wealth Advisors, Inc identified the following provisions of 17 C.F.R. §15c3-3(k) under which ELE Wealth Advisors, Inc claimed an exemption from 17 C.F.R. §240.15c3-3(k)(1) (exemption provisions) and (2) ELE Wealth Advisors, Inc stated that ELE Wealth Advisors, Inc met the identified exemption provisions throughout the year ended December 31, 2021 without exception. ELE Wealth Advisors, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ELE Wealth Advisors, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jennifer Wray CPA PLLC

Sugar Land, Texas.

March 15, 2022

16

ELE WEALTH ADVISORS, INC.
STATEMENT REGARDING RULE 15c3-3
DECEMBER 31, 2021

The Exemption Report

The Company has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(1) of that rule.

The following statements are made to the best knowledge and belief of Tammie Parran as FinOp for ELE Wealth Advisors, Inc.

I, Tammie Parran, as the FinOp for ELE Wealth Advisors, Inc., (the Company) am responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3(k)(1) (the "exemption provisions"). I have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. §§ 240.17a-5 and the exemption provisions. Based on this evaluation, I assert the following:

(1) I identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R section 240.15c303(k)(1) (the "exemption provisions") and (2) the Company met the identified exemption provisions throughout the most recent fiscal year DECEMBER 31, 2021 without exception.

Tammie Parran
Tammie Parran, CFO

13 Feb 22
Date